Exhibit 5

Asian Infrastructure Investment Bank’s Financial Condition and Results of Operations as of and for the

Three Months Ended March 31, 2021

SELECTED FINANCIAL INFORMATION

The financial information included herein for the three-month periods ended March 31, 2021 and March 31, 2020 and as of March 31, 2021 and December 31, 2020 is derived from the unaudited interim condensed financial statements as of and for the three months ended March 31, 2021, including the notes thereto (the “Interim Financial Statements”), of the Asian Infrastructure Investment Bank (“AIIB” or the “Bank”). The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” The financial condition and results of operations as of and for the three-month period ended March 31, 2021 are not necessarily indicative of results to be expected for the full year 2021.

The selected financial information should be read in conjunction with the Interim Financial Statements in Exhibit 6 of this annual report on Form 18-K and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Exhibit 5 of this annual report on Form 18-K.

	Three Months Ended March 31,
	2021	2020
	(in thousands of US$)

Selected Profit and Loss Information
Interest income	62,722	104,224
Interest expense	(41,139)	(14,813)

Net interest income	21,583	89,411
Net fee and commission income	4,565	2,780
Net gain on financial instruments measured at fair value through profit or loss	65,649	39,325
Net loss on financial instruments measured at amortized cost	(510)	(325)
Share of loss on investment in associate	(45)	—
Impairment provision	(4,674)	(47,255)
General and administrative expenses	(33,173)	(32,806)
Net foreign exchange loss	(46,693)	(150)

Operating profit for the period	6,702	50,980
Accretion of paid-in capital receivables	1,630	2,309

Net profit for the period	8,332	53,289
Other comprehensive income

- Items will not be reclassified to profit or loss

Unrealized (loss)/gain on fair-valued borrowings arising from changes in own credit risk	(16,856)	21,500

Total comprehensive (loss)/income	(8,524)	74,789

	As of March 31,	As of December 31,
	2021	2020
	(unaudited)	(audited)
	(in thousands of US$)
Selected Balance Sheet Information
Total assets	35,590,690	32,081,580
Total liabilities	15,453,223	11,937,823
Total members’ equity	20,137,467	20,143,757

Total liabilities and members’ equity	35,590,690	32,081,580

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Interim Financial Statements in Exhibit 6 of this annual report on Form 18-K.

Overview

AIIB is a multilateral development bank (“MDB”) with a mandate to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. The Bank commenced operations on January 16, 2016 to help its members meet a substantial financing gap between the demand for infrastructure in Asia and available financial resources. The Bank aims to work with public and private sector partners to channel its own public resources, together with private and institutional funds, into sustainable infrastructure investment. The Bank maintains its principal office in Beijing, People’s Republic of China.

The Bank’s mission is “Financing Infrastructure for Tomorrow,” which reflects AIIB’s commitment to sustainability, be it financial, economic, social or environmental in nature. The Bank has identified the following thematic priorities:

•

Green Infrastructure: Prioritizing green infrastructure and supporting its members to meet their environmental and development goals by financing projects that deliver local environmental improvements and investments dedicated to climate action;

•

Connectivity and Regional Cooperation: Prioritizing projects that facilitate better domestic and cross-border infrastructure connectivity within Asia and between Asia and the rest of the world, and supporting projects that complement cross-border infrastructure connectivity by generating direct measurable benefits in enhancing regional trade, investment, digital and financial integration across Asian economies and beyond;

•

Technology-enabled Infrastructure: Supporting projects where the application of technology delivers better value, quality, productivity, efficiency, resilience, sustainability, inclusion, transparency or better governance along the full project life cycle; and

•	Private Capital Mobilization: Supporting projects that directly or indirectly mobilize private financing into sectors within the Bank’s mandate.

The Bank has developed, and continues to develop, a wide range of operational policies, strategies and frameworks designed to ensure that there is a direct link between the Bank’s mandate, mission and thematic priorities and the projects it finances. Sustainable development is an integral part of the Bank’s identification, preparation and implementation of projects. In April 2021, the Bank launched its “Sustainable Development Bond Framework” which, among other things, summarizes the Bank’s sustainability commitments and the reporting that the Bank will provide on its website concerning the environmental and/or social impacts of Bank financings. The Bank’s Sustainable Development Bond Framework and, unless otherwise indicated, information available on, or accessible through, AIIB’s website is not incorporated herein by reference.

Financing Portfolio

As of April 30, 2021, the Bank has approved 119 financings (including 103 loans, 12 investments in funds, two equity financings and two investments in fixed-income securities) with a total amount of US$24,151.4 million. This amount includes financings approved as of April 30, 2021 under the COVID-19 Crisis Recovery Facility (“CRF”). See “–AIIB Response to the COVID-19 Pandemic.” Of these financings, 112 were approved by the Board of Directors with a total approved amount of US$23,354.6 million, and seven were approved by the President, pursuant to his delegated authority to approve certain financings, with a total approved amount of US$796.8 million.

As of April 30, 2021, approved loans totaled US$21,797.4 million, of which US$9,491.1 million were committed amounts and US$9,746.7 million were disbursed amounts. Committed amounts are amounts the Bank has approved and committed to provide pursuant to legally binding documentation, but has not yet disbursed. For sovereign-backed loans, these amounts are further limited to financings for which all conditions precedent required for disbursement have been satisfied. Disbursed amounts as of April 30, 2021 are on a cash basis. Disbursed amounts included in the tables below represent the gross carrying amount of the loans (i.e., including the transaction costs and fees that are capitalized through the effective interest method). Of all approved loans as of April 30, 2021, 82 were sovereign-backed and 21 were non-sovereign-backed loans; 59 were co-financings and 44 were stand-alone financings.

As of April 30, 2021, approved investments in funds totaled US$1,250.0 million, of which the Bank has disbursed US$170.6 million.

As of April 30, 2021, approved equity financings totaled US$104.0 million, of which the Bank has disbursed US$84.1 million.

As of April 30, 2021, approved investments in fixed-income securities totaled US$1,000.0 million, of which the Bank has disbursed US$800.0 million.

As of April 30, 2021, approved financings (including approved financings under the CRF) spanned a broad range of sectors, including energy, transport, urban development, water, finance, information, communication and technology (“ICT”), rural infrastructure and agriculture development, economic resilience, finance/liquidity and public health and, excluding multi-country financings (discussed below), pertained to projects in the following members: Azerbaijan, Bangladesh, Cambodia, China, Cook Islands, Ecuador, Egypt, Fiji, Georgia, India, Indonesia, Kazakhstan, Kyrgyz Republic, Lao PDR, Maldives, Mongolia, Myanmar, Nepal, Oman, Pakistan, Philippines, Russia, Singapore, Sri Lanka, Tajikistan, Turkey, Uzbekistan and Vietnam. As of April 30, 2021, of the approved financings, 11 (nine investments in funds and two investments in fixed-income securities) were classified as multi-country financings because they are intended to involve beneficiaries in multiple members.

AIIB Response to the COVID-19 Pandemic

The COVID-19 pandemic has had and continues to have an adverse impact on the global economy and on the individual economies of AIIB members. AIIB members continue their efforts to contain the COVID-19 pandemic and to mitigate the risks of long-lasting, structural harm to their economies. Developing economies, especially those with weak health care infrastructure, vulnerable macroeconomic or financial sector fundamentals or a high dependence on tourism, commodities exports or remittances, required support from the international financial community to respond to and contain the COVID-19 pandemic.

As part of a coordinated international response to counter the COVID-19 pandemic, AIIB has worked closely with other international financial institutions to create a network of support options, especially for the most vulnerable economies. Based on feedback from public and private sector partners, the Bank’s immediate assistance was and continues to be required in three key areas: (i) immediate health care sector needs (including support for emergency public health responses and for the long-term sustainable development of the health care sector), (ii) economic resilience, mainly where clients require financing to supplement government measures supporting the social and economic response and recovery efforts (including infrastructure investments and investments in social and economic protection measures to prevent long-term damage to the productive capacity of the economy and to protect and restore productive capital) and (iii) investments in infrastructure and other productive sectors, mainly where clients might otherwise need to curtail long-term investments due to liquidity constraints.

The Bank has adopted a variety of measures to respond to the COVID-19 pandemic. In early April 2020, the Bank launched a US$5 billion COVID-19 Crisis Recovery Facility or “CRF,” which the Bank subsequently increased to US$5-10 billion, and then to US$13 billion due to high demand. The CRF, which is designed to adapt to emerging client needs, offers sovereign-backed and non-sovereign-backed financings for qualifying clients and projects within AIIB’s members. As of April 30, 2021, the Bank has approved 30 financings under the CRF, totaling US$7,854.9 million.

Representative examples of approved CRF financings that are intended to address the three key areas described above include the following: (i) a US$500 million sovereign-backed financing in India as part of a co-financing led by the International Bank for Reconstruction and Development (“World Bank”), mainly to purchase emergency medical equipment, enhance disease detection capacities and strengthen the national health care system, (ii) a US$750 million financing, as part of a co-financing led by the Asian Development Bank (“ADB”), to support Indonesia’s COVID-19 Active Response and Expenditure Support Program, a program designed to help mitigate the severe health, social and economic impact of the COVID-19 pandemic and (iii) a US$100 million non-sovereign-backed financing, as part of a co-financing led by the International Finance Corporation (“IFC”), to Vietnam Prosperity Joint Stock Commercial Bank (“VP Bank”) to expand VP Bank’s working capital and trade-related lending program to private sector enterprises in Vietnam, including small and medium-sized enterprises impacted by the COVID-19 pandemic.

The table below sets out further information on the Bank’s approved CRF financings, as of April 30, 2021.

Table 1: Overview of Approved Financings under the CRF(1)
Member	Project Name	AIIB Financing	Lead Co-financier (if any)
		(in US$ million)
Bangladesh	Bangladesh COVID-19 Active Response and Expenditure Support Program	250	ADB
Bangladesh	Bangladesh COVID-19 Emergency and Crisis Response Facility	300	Standalone
Bangladesh	Bangladesh COVID-19 Emergency Response and Pandemic Preparedness Project	100	World Bank
Cambodia	National Restoration of Rural Productive Capacity Project	60	Standalone
China	Emergency Assistance to China Public Health Infrastructure Project	355	Standalone
Cook Islands	COVID-19 Active Response and Economic Support Program	20	ADB
Ecuador	Corporación Financiera Nacional COVID-19 Credit Line Project	50	World Bank
Fiji	Sustained Private Sector-Led Growth Reform Program	50	ADB
Georgia	Georgia Emergency COVID-19 Response Project	100	World Bank
Georgia	Economic Management and Competitiveness Program: COVID-19 Crisis Mitigation	50	World Bank
India	India COVID-19 Active Response and Expenditure Support Program	750	ADB
India	India COVID-19 Emergency Response and Health Systems Preparedness Project	500	World Bank
Indonesia	COVID-19 Active Response and Expenditure Support Program	750	ADB
Indonesia	Emergency Response to COVID-19 Program	250	World Bank
Kazakhstan	Kazakhstan COVID-19 Active Response and Expenditure Support Program	750	ADB
Kyrgyz Republic	Emergency Support for Private and Financial Sector Project	50	World Bank
Maldives	COVID-19 Emergency Response and Health Systems Preparedness Project	7.3	World Bank
Mongolia	Mongolia COVID-19 Rapid Response Program	100	ADB
Pakistan	COVID-19 Active Response and Expenditure Support Program	500	ADB
Pakistan	Resilient Institutions for Sustainable Economy	250	World Bank
Philippines	COVID-19 Active Response and Expenditure Support Program	750	ADB
Philippines	Second Health System Enhancement to Address and Limit COVID-19 under Asia Pacific Vaccine Access Facility Project (HEAL-2)	300	ADB
Russia	Russian Railways COVID-19 Emergency Response Project	300	Standalone
Sri Lanka	Sri Lanka COVID-19 Emergency and Crisis Response Facility	180	Standalone

Turkey	COVID-19 Credit Line Project	500	Standalone
Turkey	Akbank COVID-19 Crisis Recovery Facility	100	Standalone
Turkey	COVID-19 Medical Emergency Response Project	82.6	EBRD(2)
Uzbekistan	National Bank of Uzbekistan COVID-19 Credit Line Project	200	Standalone
Uzbekistan	Healthcare Emergency Response Project	100	ADB
Vietnam	VP Bank COVID-19 Response Facility	100	IFC

Total		7,854.9

Notes:

(1)	As of April 30, 2021.
(2)	European Bank for Reconstruction and Development.

AIIB is reviewing further projects to address the effects of the COVID-19 pandemic in several of its members, in some cases in collaboration with other MDBs. As of April 30, 2021, the Bank has 12 proposed CRF financings in the rolling investment pipeline, totaling US$2,291.0 million. Representative examples of such projects under review include the following: (i) a US$100 million non-sovereign-backed financing to JSC TBC Bank, the largest commercial bank in Georgia, to provide funding for liquidity-constrained small- and medium-sized enterprises affected by the COVID-19 pandemic, (ii) a US$100 million sovereign-backed financing, as part of a co-financing led by the World Bank, to help the government of Rwanda mitigate the adverse impacts of the COVID-19 pandemic by providing support to its COVID-19 economic recovery fund for private sector businesses in Rwanda significantly impacted by the COVID-19 pandemic and (iii) a US$250 million sovereign-backed financing to Türkiye İhracat Kredi Bankası A.Ş., the largest development bank in Turkey, to mitigate the adverse effects of the COVID-19 pandemic by facilitating access to finance for firms operating in the export sector in Turkey.

As a temporary facility put in place to address the COVID-19 pandemic, the CRF is open for the approval of qualifying projects until October 16, 2021. Disbursements of financings under the CRF are generally occurring more rapidly than disbursements for AIIB’s other financings.

Geographic Distribution of Loans

The following table sets forth AIIB’s loan portfolio classified by geographic distribution:

	As of March 31, 2021		As of December 31, 2020
	Amount (in millions of US$)(1)	As a percentage of total loan portfolio	Amount (in millions of US$)(1)	As a percentage of total loan portfolio
Committed Amounts
Central Asia	599.1	8%	1,364.7	17%
Eastern Asia	407.0	6%	450.7	6%
South-Eastern Asia	1,178.6	16%	985.4	12%
Southern Asia	3,527.1	48%	3,492.6	44%
Western Asia	1,295.5	18%	1,402.0	18%

Total Regional	7,007.3	96%	7,695.4	96%
Total Non-Regional	294.3	4%	310.9	4%

Total Committed	7,301.6	100%	8,006.3	100%

Disbursed Amounts(2)
Central Asia	812.1	8%	33.7	0%
Eastern Asia	810.6	8%	770.4	9%
South-Eastern Asia	2,163.0	23%	2,142.6	26%
Southern Asia	3,167.4	33%	3,070.4	37%
Western Asia	2,060.4	22%	1,883.0	22%

Total Regional	9,013.5	94%	7,900.1	94%
Total Non-Regional	530.1	6%	497.8	6%

Total Disbursed	9,543.6	100%	8,397.9	100%

Notes:

(1)	The amounts set forth in this table include both sovereign-backed and non-sovereign-backed loans.
(2)	Disbursed amounts represent the gross carrying amount of the loans.

Loans by Sector

The following table sets forth AIIB’s loan portfolio by sector:

	As of March 31, 2021		As of December 31, 2020
	Amount (in millions of US$)(1)	As a percentage of total loan portfolio	Amount (in millions of US$)(1)	As a percentage of total loan portfolio
Committed Amounts
Energy	1,733.3	24%	1,882.5	24%
Finance	222.4	3%	262.3	3%
ICT/others	237.2	3%	87.2	1%
Transport	1,409.1	19%	1,466.4	18%
Urban	794.6	11%	836.7	10%
Water	2,018.4	28%	1,881.7	24%
Economic Resilience	59.9	1%	814.0	10%
Public Health	403.3	5%	338.8	4%
Finance/Liquidity	341.4	5%	354.7	4%
Rural Infrastructure and Agriculture Development	82.0	1%	82.0	1%

Total Committed	7,301.6	100%	8,006.3	100%

Disbursed Amounts(2)
Energy	1,874.9	20%	1,764.2	21%
Finance	430.3	4%	390.8	5%
ICT/others	193.1	2%	193.0	2%
Transport	931.3	10%	884.1	11%
Urban	208.9	2%	167.6	2%
Water	102.5	1%	69.6	1%
Economic Resilience	4,251.1	44%	3,449.9	41%
Public Health	921.2	10%	915.1	11%
Finance/Liquidity	630.3	7%	563.6	7%
Rural Infrastructure and Agriculture Development	—	0%	—	0%

Total Disbursed	9,543.6	100%	8,397.9	100%

Notes:

(1)	The amounts set forth in this table include both sovereign-backed and non-sovereign-backed loans.
(2)	Disbursed amounts represent the gross carrying amount of the loans.

Loan Maturity

As of March 31, 2021, based on the final repayment date of the loans, US$1,149.6 million of AIIB’s disbursed and committed loans is scheduled to mature through 2025, US$7,659.6 million is scheduled to mature in 2026-2036 and US$8,036.0 million is scheduled to mature from 2037 onwards.

Ten Largest Borrowers

The following table sets forth the aggregate principal amount of loans (including both committed and disbursed amounts) to AIIB’s 10 largest borrowers (including both sovereign-backed and non-sovereign-backed borrowers) as of March 31, 2021:

Borrower	Amount (in millions of US$)	As a percentage of total loan portfolio
Republic of India	3,711.7	22.03%
Republic of Indonesia	1,691.5	10.04%
Islamic Republic of Pakistan	1,170.7	6.95%
People’s Republic of Bangladesh	1,036.9	6.16%
Republic of the Philippines	958.3	5.69%
People’s Republic of China	878.8	5.22%
Ministry of Finance of Kazakhstan	775.8	4.61%
Southern Gas Corridor Closed Joint Stock Company of Azerbaijan	602.1	3.57%
Boru Hatları ile Petrol Taşıma A.Ş. (BOTAŞ) of Turkey	600.8	3.57%
Republic of Uzbekistan	466.3	2.77%

Impact of the COVID-19 Pandemic on the Bank’s Activities and Results of Operations

The Bank currently remains fully operational and continues to conduct its activities in the normal course of business. As a precautionary measure, the Bank has put in place procedures to prevent any potential disruptions to its governance and project approval schedule. The Bank has adopted prudent measures to ensure the health and safety of its employees, including imposing travel restrictions and remote working arrangements when appropriate and rescheduling public events or holding them in virtual format until a normalized situation resumes, and it continues to monitor the situation closely.

While the severity and duration of the COVID-19 pandemic is difficult to predict, it has had and likely will continue to have a material adverse effect on the Bank’s results of operations.

The Bank’s financial performance is highly dependent on its ability to generate income from its liquidity and loan investment portfolios. See “Income Statement.”

As a result of lower interest rates, due in part to governments and central banks around the world responding to the decline in global economic demand caused by the COVID-19 pandemic, the Bank has experienced downward pressure on income earned from both its liquidity and loan investment portfolios and expects to continue experiencing such downward pressure in the coming quarters.

Due to the COVID-19 pandemic, in the three months ended March 31, 2021, the fair value of the Bank’s investments in portfolios of high credit quality securities managed by external asset managers experienced volatility, and such volatility is expected to continue in the coming quarters. Furthermore, the COVID-19 pandemic has had and is expected to continue to have an adverse effect on the credit position of the Bank’s loan portfolio, which is highly dependent on credit conditions in the member jurisdictions where the Bank’s largest sovereign-backed and non-sovereign-backed borrowers are located.

In addition, while the Bank has experienced and may continue to experience demand for CRF financings, which are generally disbursing more rapidly than disbursements for AIIB’s other financings, certain of the Bank’s existing investment projects may be delayed or curtailed as clients evaluate the impact of the COVID-19 pandemic or may be implemented at a pace that is slower than expected. In addition, the Bank may experience a temporary decline in demand for non-sovereign-backed financings, and consequently a weaker investment pipeline, should project sponsors and beneficiaries postpone infrastructure investments. A slowdown in project implementation or a protracted decline in demand for investment financings may lead to lower disbursement rates, which may negatively affect AIIB’s ability to generate income on investment financings.

Lastly, AIIB may raise additional debt financing in various markets. All net proceeds from AIIB’s offerings of debt are added to AIIB’s ordinary resources, which will be used to fund AIIB’s financings, including, but not limited to, those under the CRF. All borrowings will be subject to limits set by AIIB’s Board of Directors. In accordance with existing limits set by AIIB’s Board of Directors, AIIB may incur in the year ending December 31, 2021: (i) borrowings with a final maturity of one year or more in an aggregate amount of up to US$10 billion equivalent, which amount may be supplemented by any early redemptions, repurchases or prepaid outstanding obligations by AIIB and (ii) short-term borrowings, with a maturity of less than one year, of up to US$1 billion equivalent outstanding at any time. Any increases in these authorized amounts are subject to approval by the Board of Directors of AIIB.

Income Statement

Interest Income

Interest income mainly consists of (i) interest earned on loan investments, including the amortization of front-end fees and other costs related to loan origination, (ii) interest earned on cash, cash equivalents and deposits and (iii) interest earned on bond investments.

Three Months Ended March 31, 2021 and 2020. AIIB’s total interest income decreased to US$62.7 million for the three months ended March 31, 2021 from US$104.2 million for the three months ended March 31, 2020, mainly as a result of a decrease in interest income earned on cash, cash equivalents and deposits that was only partially offset by an increase in interest income on loan investments. Interest income from cash, cash equivalents and deposits decreased to US$20.5 million for the three months ended March 31, 2021 from US$76.7 million for the three months ended March 31, 2020, mainly due to a lower interest rate environment. Interest income from loan investments increased to US$37.3 million for the three months ended March 31, 2021 from US$22.1 million for the three months ended March 31, 2020, mainly due to an increase in AIIB’s loan volume. Interest income from bond investments decreased to US$5.0 million for the three months ended March 31, 2021 from US$5.5 million for the three months ended March 31, 2020, mainly as a result of lower average interest returns.

Interest Expense

Three Months Ended March 31, 2021 and 2020. AIIB’s interest expense increased to US$41.1 million for the three months ended March 31, 2021 from US$14.8 million for the three months ended March 31, 2020 as a result of an increase in outstanding bond issuances. Since March 31, 2020 and through March 31, 2021, AIIB issued (i) US$3,000 million principal amount of 0.50% notes due 2025 on May 28, 2020, (ii) CNY3,000 million principal amount of 2.40% notes due 2023 on June 15, 2020, (iii) US$3,000 million principal amount of 0.25% notes due 2023 on September 29, 2020, (iv) US$3,000 million principal amount of 0.50% notes due 2026 on January 27, 2021 and (v) a total of US$2,454.3 million equivalent of fixed rate notes under AIIB’s Global Medium Term Note Programme.

Net Interest Income

Net interest income is interest income less interest expense.

Three Months Ended March 31, 2021 and 2020. Mainly for the reasons set forth above, AIIB’s net interest income decreased to US$21.6 million for the three months ended March 31, 2021 from US$89.4 million for the three months ended March 31, 2020.

Net Fee and Commission Income

Net fee and commission income mainly consists of loan commitment and service fees charged to borrowers less co-financing service fees paid in respect of co-financing arrangements.

Three Months Ended March 31, 2021 and 2020. AIIB’s net fee and commission income increased to US$4.6 million for the three months ended March 31, 2021 from US$2.8 million for the three months ended March 31, 2020, mainly as a result of an increase in loan commitment and service fees resulting from higher loan volumes. Loan commitment and service fees increased to US$4.9 million for the three months ended March 31, 2021 from US$3.2 million for the three months ended March 31, 2020.

Net Gain on Financial Instruments Measured at Fair Value through Profit or Loss

Net gain on financial instruments measured at fair value through profit or loss mainly reflects the change in fair value of AIIB’s investments in (i) a fixed income portfolio managed by an external asset manager whose primary objective is to develop climate bond markets in Asia, (ii) certificates of deposit and (iii) portfolios of high credit quality securities managed by external asset managers engaged by AIIB, as well as changes in the fair value of AIIB’s own borrowings and derivatives.

Three Months Ended March 31, 2021 and 2020. AIIB’s net gain on financial instruments measured at fair value through profit or loss increased to US$65.6 million for the three months ended March 31, 2021 from US$39.3 million for the three months ended March 31, 2020 mainly due to fair value gains on AIIB’s borrowings (less the derivatives entered into to hedge those borrowings), offset in part by fair value losses on AIIB’s portfolios of high credit quality securities managed by external asset managers engaged by AIIB and fair value losses on the fixed income portfolio managed by an external asset manager whose primary objective is to develop climate bond markets in Asia.

Net Loss on Financial Instruments Measured at Amortized Cost

Net loss on financial instruments measured at amortized cost reflects the change in amortized cost of the Bank’s investments in a fixed income portfolio which comprises primarily Asian infrastructure-related bonds.

Three Months Ended March 31, 2021 and 2020. AIIB’s net loss on financial instruments measured at amortized cost increased to US$0.5 million for the three months ended March 31, 2021 from US$0.3 million for the three months ended March 31, 2020 mainly as a result of the disposal of certain bonds in the portfolio.

Impairment Provision

AIIB uses an expected credit loss (“ECL”) model to estimate credit losses on financial assets, such as loan disbursements or bond investments, and on other instruments, such as undrawn loan commitments. AIIB recognizes an ECL allowance at each reporting date and recognizes as an impairment loss or the reversal of an impairment loss (i.e., an impairment provision) the change in ECL allowance between such reporting date and the previous reporting date.

Three Months Ended March 31, 2021 and 2020. AIIB’s impairment provision decreased to US$4.7 million for the three months ended March 31, 2021 from US$47.3 million for the three months ended March 31, 2020. This US$42.6 million decrease was mainly due to a small increase in the ECL allowance relating to the Bank’s portfolio of loan investments and loan commitments between March 31, 2021 and December 31, 2020 (compared to a larger increase in such allowance between March 31, 2020 and December 31, 2019) and a decrease in the ECL allowance relating to the Bank’s portfolio of bond investments at amortized cost between March 31, 2021 and December 31, 2020 (compared to an increase in such allowance between March 31, 2020 and December 31, 2019). The relatively smaller increase in the ECL allowance relating to loan investments and loan commitments mainly resulted, in turn, from an increase in the Bank’s loan volume, largely offset by the relative economic recovery observed in some jurisdictions where the Bank’s sovereign-backed and non-sovereign-backed borrowers are located. The decrease in the ECL allowance relating to bond investments mainly resulted, in turn, from the disposal of certain bonds in the portfolio.

General and Administrative Expenses

General and administrative expenses mainly consist of (i) staff costs, such as short-term employee benefits, including salaries, location premiums and medical and life insurance, and costs related to AIIB’s defined contribution (i.e., retirement) plans, (ii) professional service expenses, (iii) issuance cost in respect of borrowings, (iv) facilities and administration expenses, (v) IT services, (vi) travel expenses and (vii) other expenses.

Three Months Ended March 31, 2021 and 2020. AIIB’s general and administrative expenses increased to US$33.2 million for the three months ended March 31, 2021 from US$32.8 million for the three months ended March 31, 2020 mainly due to (i) an increase in the issuance cost in respect of borrowings to US$3.9 million for the three months ended March 31, 2021 from nil for the three months ended March 31, 2020 and (ii) an increase in facilities and administration expenses to US$3.4 million for the three months ended March 31, 2021 from US$2.2 million for the three months ended March 31, 2020. Such increases were mainly the result of the continuing ramp-up of AIIB’s organizational activities, including its operations and borrowing activities, and were partially offset, mainly by (i) a decrease in staff costs to US$17.0 million for the three months ended March 31, 2021 from US$17.4 million for the three months ended March 31, 2020, (ii) a decrease in professional service expenses to US$4.5 million for the three months ended March 31, 2021 from US$5.4 million for the three months ended March 31, 2020, (iii) a decrease in IT services to US$3.0 million for the three months ended March 31, 2021 from US$4.1 million for the three months ended March 31, 2020 and (iv) a decrease in travel expenses to US$0.2 million for the three months ended March 31, 2021 from US$1.8 million for the three months ended March 31, 2020, mainly as a result of reduced travel in light of the COVID-19 pandemic.

Net Foreign Exchange Loss

Net foreign exchange gain or loss reflects the change in value, due to movements in currency exchange rates, of financial instruments held by the Bank that are measured at amortized cost. For financial instruments held by the Bank measured at fair value through profit or loss, the change in value due to movements in currency exchange rates is reported as part of their overall change in fair value through profit or loss (see under “–Net Gain on Financial Instruments Measured at Fair Value through Profit or Loss”).

Three Months Ended March 31, 2021 and 2020. AIIB had a net foreign exchange loss of US$46.7 million for the three months ended March 31, 2021, compared to a net foreign exchange loss of US$0.2 million for the three months ended March 31, 2020. The net foreign exchange loss for the three months ended March 31, 2021 was mainly due to the depreciation of the Euro against the U.S. dollar and the impact such depreciation had on the U.S. dollar value of the Bank’s portfolio of Euro-denominated loans. Such net foreign exchange loss was largely offset, however, by fair value gains on financial instruments held by the Bank to hedge those loans, namely derivatives.

Operating Profit

Three Months Ended March 31, 2021 and 2020. Mainly for the reasons set forth above, AIIB’s operating profit decreased to US$6.7 million for the three months ended March 31, 2021 from US$51.0 million for the three months ended March 31, 2020.

Accretion of Paid-in Capital Receivables

Paid-in capital receivables represent amounts due from the Bank’s members in respect of paid-in capital. These amounts are initially recognized at fair value, which reflects the discounted present value of future paid-in capital inflows, and subsequently measured at amortized cost. The difference between amortized cost and fair value is accounted for as a reserve under members’ equity and is accreted through the income statement using the effective interest method.

Three Months Ended March 31, 2021 and 2020. AIIB’s accretion of paid-in capital receivables decreased to US$1.6 million for the three months ended March 31, 2021 from US$2.3 million for the three months ended March 31, 2020. This decrease was mainly due to lower balances in paid-in capital receivables as of January 1, 2021 compared to January 1, 2020.

Other Comprehensive Income

For financial liabilities that are designated at fair value through profit or loss, fair value changes attributable to changes in AIIB’s own credit risk are recognized in other comprehensive income.

Three Months Ended March 31, 2021 and 2020. AIIB experienced an unrealized loss on borrowings arising from changes in AIIB’s own credit risk of US$16.9 million for the three months ended March 31, 2021, compared to an unrealized gain of US$21.5 million for the three months ended March 31, 2020. This change was mainly the result of the tightening of the Bank’s overall credit spread against the relevant benchmark discount curves, in turn, principally due to the recent overall tightening of credit spreads in the U.S. financial markets.

Total Comprehensive Loss or Income

Three Months Ended March 31, 2021 and 2020. Mainly for the reasons set forth above, AIIB’s total comprehensive loss was US$8.5 million for the three months ended March 31, 2021 compared to total comprehensive income of US$74.8 million for the three months ended March 31, 2020.

Balance Sheet

Assets

Total assets mainly consist of (i) term deposits with initial maturities of more than three months, (ii) loan investments at amortized cost, (iii) investments at fair value through profit or loss, (iv) cash and cash equivalents, (v) bond investments at amortized cost, (vi) paid-in capital receivables and (vii) derivatives entered into to manage interest rate and currency risks.

Investments at fair value through profit and loss mainly consist of (i) the Bank’s investments in portfolios of high credit quality securities managed by external asset managers engaged by AIIB, (ii) short-term high credit quality certificates of deposit which are actively managed as part of the Bank’s treasury portfolio and measured at fair value through profit or loss and (iii) bond investments measured at fair value thought profit or loss. Cash and cash equivalents consist of (i) term deposits with initial maturities of three months or less, (ii) demand deposits and (iii) money market funds.

Assets of the Bank include high-quality liquid assets, which are defined as cash or assets that can be converted into cash at little or no loss in value.

As of March 31, 2021 and December 31, 2020. As of March 31, 2021, AIIB’s total assets were US$35,590.7 million, compared to total assets of US$32,081.6 million as of December 31, 2020. This increase resulted mainly from (i) an increase of US$1,614.1 million in investments at fair value through profit or loss, (ii) an increase of US$1,130.5 million in loan investments at amortized cost, (iii) an increase of US$417.6 million in term deposits with an initial maturity of more than three months and (iv) an increase of US$183.3 million in cash and cash equivalents.

Liabilities

Total liabilities mainly consist of (i) borrowings, (ii) derivative liabilities and (iii) cash collateral payable.

As of March 31, 2021 and December 31, 2020. As of March 31, 2021, AIIB’s total liabilities were US$15,453.2 million, compared to total liabilities of US$11,937.8 million as of December 31, 2020. This increase resulted primarily from (i) an increase of US$3,308.1 million in borrowings (see under “–Income Statement–Interest Expense”) and (ii) an increase of US$183.9 million in derivative liabilities.

Members’ Equity

Members’ equity consists of (i) paid-in capital, (ii) reserves for accretion of paid-in capital receivables, (iii) reserves for unrealized loss on borrowings measured at fair value attributable to changes in the Bank’s own credit risk and (iv) retained earnings.

As of March 31, 2021 and December 31, 2020. As of March 31, 2021, AIIB’s total members’ equity was US$20,137.5 million, compared to total members’ equity of US$20,143.8 million as of December 31, 2020. This decrease resulted from an increase of US$16.9 million in reserves for unrealized loss on borrowings measured at fair value attributable to the Bank’s own credit risk, partially offset by (i) an increase of US$6.7 million in retained earnings, (ii) an increase of US$2.2 million in paid-in capital and (iii) a decrease of US$1.6 million in reserves for accretion of paid-in capital receivables.

Asset Quality

As of March 31, 2021, no AIIB assets were categorized as overdue, restructured trouble debt, in non-accrual status or written off, except for US$143.0 million of overdue contractual undiscounted paid-in capital receivables, which are not credit impaired. Of this amount, US$1.84 million was collected as of May 19, 2021, the date of publication of the Interim Financial Statements.